EXHIBIT 99.1

Asia Pacific Wire & Cable Corporation Announces Listing Transfer to The Nasdaq Capital Market

TAIPEI, Taiwan, July 20, 2020 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) (the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced that the Company's application to transfer its listing from The Nasdaq Global Market to The Nasdaq Capital Market has been approved by The Nasdaq Stock Market ("Nasdaq").

In November 2019, Nasdaq notified the Company that it was not in compliance with the minimum Market Value of Publicly Held Shares (“MVPHS”) requirement for continued listing on The Nasdaq Global Market. The Company’s MVPHS remains below the minimum MVPHS required for continued listing on The Nasdaq Global Market.

The Company expects its stock to begin trading on The Nasdaq Capital Market effective at the opening of business on Friday, July 24, 2020. The Company's stock will continue to trade on Nasdaq under the symbol "APWC."

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable, enameled wire and electronic wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company. The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes", “anticipates”, "expects", “estimates”, “intends”, “plans” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact: Investor Relations Contact: Asia Alpha Investor Relations Lisa A. Gray Senior Account Manager Phone: +1-212-989-9899 Email: apwc@asiaalphair.com